EXHIBIT 99.1

UMEWORLD LIMITED
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2013 AND SEPTEMBER 30, 2012
(Unaudited)
(All amounts in US Dollars)

	JUNE 30, 2013	September 30, 2012
	(Unaudited)	(Audited)
CURRENT ASSETS
Cash and Cash Equivalents	$1,230,997	$4,342
Accounts Receivable	255,553	108,982
Deposit	9,274	19,425,347
Prepayment	15,393	2,505
TOTAL CURRENT ASSETS	1,511,217	19,541,176
NON-CURRENT ASSETS
Loan Receivable	0	1,574,654
Deferred Charges	700,177	20,000
Property, plant and equipment, net	17,824	0
Intangible assets - Goodwill	18,939,712	0
TOTAL ASSETS	21,168,930	21,135,830
CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities	958,310	535,594
TOTAL CURRENT LIABILITIES	958,310	535,594
NON-CURRENT LIABILITIES
Notes Payable	904,811	995,912
TOTAL LIABILITIES	1,863,121	1,531,506

STOCKHOLDERS’ DEFICIENCY
Common Stock: $ 0.0001 par value,
Authorized: 250,000,000 shares; Issued and outstanding
September 30, 2012; June 30, 2013- 89,036,000	8,904	8,904
Additional paid-in capital	38,730,207	38,568,360
Deficit	(19,599,320)	(19,122,924)
Accumulated Other Comprehensive Loss	(2,063)	(5,518)
Non-controlling Interest	168,081	155,502
TOTAL STOCKHOLDERS’ EQUITY/ (DEFICIENCY)	19,305,809	19,604,324
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY/DEFICIENCY	$21,168,930	$21,135,830

UMEWORLD LIMITED
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012
(UNAUDITED)
(All amounts in US Dollars)

	3 months ended June 30, 2013	3 months ended June 30, 2012	9 months ended June 30, 2013	9 months ended June 30, 2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

License Fees and Royalties	$90,000	$30,513	$550,329	$97,144

Total Revenues	$90,000	$30,513	$550,329	$97,144
General and Administrative Expenses	215,961	44,132	407,749	222,705
Depreciation	515,993	756	515,993	2,275
Gain/(Loss) from Operations	(641,954)	(14,375)	(373,413)	(127,836)
OTHER INCOME
Other Income	4,466	6,534	10,960	176,834
Interest Income	2,519	177	3,335	177
OTHER EXPENSES
Interest Expense, net	21,399	23,792	68,261	72,658
Gain/(Loss) before Income Taxes	(656,368)	(31,456)	(427,379)	(23,483)
Income Tax	-	-	-	-
Net Gain/(Loss)	(656,368)	(31,456)	(427,379)	(23,483)
Net Income/(Loss) attributable to Non-controlling interests	(3,902)	3,902	(11,715)	11,699
Net Gain/(Loss) attributable to UMeWorld Stockholders	(660,270)	(27,554)	(439,094)	(11,784)
Comprehensive Loss
Net Gain/(Loss)	(656,368)	(31,456)	(427,379)	(23,483)
Translation Adjustment	916	1,002	4,319	3,750
Comprehensive Gain/(Loss)	(655,452)	(30,454)	(423,060)	(19,733)
Less: Comprehensive Loss Attributable to Non-Controlling Interests	183	(200)	864	(750)
Comprehensive Gain/(Loss) Attributable to UMeWorld Stockholders	(655,269)	(30,654)	(422,196)	(20,483)
Per Share Data
Net Loss Per Share, basic and diluted	$(0.0074)	$(0.0016)	$(0.0047)	$(0.0011)
Weighted Average Number of Common Shares Outstanding	89,036,000	19,063,000	89,036,000	19,063,000

UMEWORLD LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED AND NINE MONTHS ENDED JUNE 30, 2013 AND 2012
(UNAUDITED)
(All amounts in US Dollars)

	3 months ended June 30, 2013	3 months ended June 30, 2012	9 months ended June 30, 2013	9 months ended June 30, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net Gain/(Loss)	$(656,368)	$(31,456)	$(427,379)	$(23,483)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortization Stock based compensation	515,993 0	756 0	515,993 0	2,275 6,558
Machinery & Equipment written off	0	(21)	0	3,355
Non-Controlling Interest	4,819	(2,899)	16,034	(7,948)
Changes in assets and liabilities:
Deferred Charges	(680,177)	0	(680,177)	5,000
Decrease/(Increase) in prepayment	(11,844)	3,535	(12,887)	1,255
Decrease/(Increase) in accounts receivable	(2,963)	8,899	(146,571)	37,656
Decrease/(Increase) in loan receivable	1,585,702	0	1,574,654	0
(Decrease)/Increase in accounts payable and accrued liabilities	408,858	6,339	422,715	(88,478)
(Decrease)/Increase in accrued interest on notes payable	7,173	34,115	22,408	124,514

NET CASH PROVIDED BY/USED IN OPERATING ACTIVITIES	1,171,193	19,268	1,284,790	60,704

CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase) / Sold of Machinery & Equipment	(21,977)	164	(21,977)	164
NET CASH PROVIDED BY INVESTING ACTIVITIES	(21,977)	164	(21,977)	164

CASH FLOWS FROM FINANCING ACTIVITIES
Additional Paid in Capital	124,545	0	124,545	0
Issuance / (cancellation) of Common Stock	0	0	0	(38,000)
Issuance (repayment) of Notes Payable, net	(68,807)	(24,885)	(165,337)	(57,366)

NET CASH PROVIDED BY FINANCING ACTIVITIES	55,738	(24,885)	(40,792)	(95,366)
Effect of exchange rate changes on cash and cash equivalents	916	3,902	4,635	11,699
NET (DECREASE)/INCREASE IN CASH	1,205,870	(1,551)	1,226,656	(22,799)

CASH, and cash equivalents, beginning of period	25,128	9,138	4,342	30,386

CASH, and cash equivalents, end of period	$1,230,988	$7,587	$1,230,998	$7,587
SUPPLEMENTARY INFORMATION
Taxes Paid	$0	$0	$0	$0
Interest Paid	$0	$0	$0	$0

General

UMeWorld (the “Company”) was incorporated in August 8, 1997 in Delaware under its prior name AlphaRx Inc. The Company was re-domiciled to BVI and continued as a BVI registered company in January 7, 2013. On March 8, 2013, AlphaRx Inc. changed its name to UMeWorld Limited.

AlphaRx Inc. was originally incorporated as an intellectual property holding company whose mission was to identify, acquire and develop new technologies or products and devise commercial applications to be taken to market through licensing or joint venture partners. AlphaRx’s Common Stock commenced trading on the OTC Pink Sheets under the symbol "AHRX" on July 25, 2000. On October 12, 2000 AlphaRx Inc. Common Stock ceased trading on the Pink Sheets and began trading on the Over The Counter Bulletin Board (“OTCBB”) under the same symbol. Subsequent to March 19, 2002 AlphaRx Inc.’s symbol was changed to “ALRX” after a consolidation of its Common Stock on a 1 new for 5 old basis. On April 20, 2012, the Company effected a consolidation of its share capital on the ratio of 1 new share for 5 old shares and began trading on a split-adjusted basis on May 29, 2012. On July 23, 2012 AlphaRx Inc. Common Stock ceased trading on the OTCBB and began trading on the OTC Marketplace under the same symbol “ALRX” on account of its ineligibility for quotation on OTCBB due to quoting inactivity under SEC Rule 15c2-11.  All references to AlphaRx Inc. Common Stock have been retroactively restated. On March 8, 2013, AlphaRx Inc. changed its name to UMeWorld Limited and commended trading under the symbol “UMEWF” on April 18, 2013.

Recent Developments

UMeWorld Limited, formerly AlphaRx Inc., is a specialty pharmaceutical company dedicated to developing therapies to treat and manage pain. Prior to November, 2011, the business of the Company was focused on reformulating FDA approved and marketed drugs using its proprietary site-specific nano drug delivery technology. From 2000 until June 2011, substantial efforts and resources were devoted to understanding our nano drug delivery technology and establishing a product development pipeline that incorporated this technology with selected molecules. On July, 2011 the Board and management adopted a new business plan that it believed would improve the Company’s performance. The new business plan narrowed the Company’s focus to developing and commercializing 2 existing product candidates Indaflex and ARX 8203 for the pain market. On November 4, 2011 the Company adopted a new corporate development strategy that expanded the business operation of the Company to digital media with an intense focus on China. On August 30, 2012, the Company acquired all of the issued and outstanding shares of UMeLook Holdings Limited (“UMeLook”), a digital media startup with an intense focus on China. The acquisition of UMeLook was completed as a share exchange through the issuance of 70,000,000 common shares of AlphaRx Inc. to the shareholders of UMeLook at a deemed price of $0.30 per share in exchange for all of the issued and outstanding shares in the capital of UMeLook. There were no change of control of our officers and Board of Directors as a result of the Transaction. The acquisition of UMeLook contained a British Virgin Islands holding company, a Hong Kong intermediate-holding company, a People’s Republic of China (“PRC”) wholly foreign owned enterprise (“WFOE”) subsidiary and a PRC operation company which held the web license under the financial control of the WFOE in a Variable Interest Entity (“VIE”) structure.

Overview of Results of Operations

Three Months Ended	Jun 30 2013 $	Mar 31 2013 $	Dec 31 2012 $	Sep 30 2012 $	Jun 30 2012 $	Mar 31 2012 $	Dec 31 2011 $	Sep 30 2011 $
Net Sales	90,000	90,000	370,329	69,659	30,513	30,948	35,683	77,417
Net Income (Loss)	(656,368)	(24,163)	253,152	(69,409)	(31,457)	87,140	(79,166)	(150,078)
Net Income (Loss) per Share (1)	(0.0074)	(0.0003)	0.0029	(0.0016)	(0.0016)	0.0009	(0.001)	(0.002)

NOTE (1) Net Loss per share on a quarterly basis does not equal net Loss per share for the annual periods due to rounding.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED JUNE 30, 2013, AS COMPARED TO THE NINE MONTHS ENDED JUNE 30, 2012

The Company incurred a net loss of $427,379 for the nine month period ended March 31, 2013 as compared to a net loss of $23,483 incurred for the same period a year ago, an increase of $403,896.  Revenues during the nine months ended June 30, 2013 were about $290,469 more than in the previous period; general and administrative expenses were about $185,044 more than in previous period respectively.

Revenues

Total revenues for the nine-month period ended June 30, 2013 were $564,624 as compared to $274,155 generated for the same period a year ago, an increase of  $290,469 or about 105%. The increase is due to the outright sale of Indaflex Mexican right to our licensee Andromaco.

General and Administrative Expenses

General and Administrative expenses consist primarily of personnel costs related to general management functions, finance, office overheads, as well as insurance costs and professional fees related to legal, audit and tax matters.

General and Administrative expenses were $407,749 for the nine months period ended June 30, 2013 as compared to $222,705 incurred for the same period a year ago, an increase of $185,044 or about 83%.  The increase is primarily due to UMeLook website development and brand promotion.

Loss from Operations

Loss from operations were $373,413 for the nine months ended June 30, 2013 as compared to a net loss of $127,836 incurred for the same period a year ago, an increase of $245,577 or about 192%. The increased loss is due to UMeLook website development and brand promotion.

Interest Expense

Interest expense for the nine months ended June 30, 2013 was $68,261 as compared to interest expense of $72,658 generated during the same period a year ago. The decrease is due to the repayment of promissory notes.

Net Loss

As a result of the above mentioned revenue and expense items, we incurred a net loss of 427,379 for the nine months ended June 30, 2013 as compared to a net loss of $23,483 generated in the same period a year ago. The increased loss is due to UMeLook website development and brand promotion.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2013 the Company had a working capital of $552,907 as compared to a working capital deficiency of $1,328,200 as at June 30, 2012. The Company has also increased its stockholders’ gain to $19,137,728 as at June 30, 2013 compared to a stockholders’ deficiency of $1,328,200 as at June 30, 2012.

Since inception, we have financed operations primarily from the issuance of Common Stock. We expect to continue Common Stock issuances and issuance of promissory notes to fund our ongoing activities. We expect to continue to spend capital on marketing and brand promotion of UMeLook. The inability to raise capital would have a material adverse effect on the Company.